UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment)

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Subject Company (Issuer))

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Jenal
Cadogan Management, L.L.C.
149 Fifth Avenue, 15th Floor
New York, NY 10010
(212) 585-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

September 26, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $12,081,277.78	Amount of Filing Fee:	(b) $1,402,64

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,402,64
Form or Registration No.:  Schedule TO, Registration No. 005-84076
Filing Party:  Cadogan Opportunistic Alternatives Fund, LLC
Date Filed:  September 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 26, 2011 by Cadogan Opportunistic Alternatives Fund, LLC (the “Company”), and amended by that certain prior amendment to the Statement filed on October 21, 2011, in connection with an offer by the Company to purchase up to 20% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This Amendment is being filed to report the approval by the Board of Directors of the Company on November 9, 2011 of an interim investment advisory agreement (the “Interim Agreement”) with Cantor Fitzgerald Investment Advisors, L.P. (“CFIA”).  The Interim Agreement is to take effect on December 2, 2011, at which time the Company’s current investment advisory agreement with Cadogan Management, LLC will terminate.

Cantor Fitzgerald, L.P. (“Cantor”) is a prominent capital markets investment bank, recognized for its strengths in the equity and fixed income capital markets, its global distribution model, and for its expanding presence as an independent middle market investment bank serving the marketplace with investment and merchant banking services, prime brokerage, and commercial real estate financing.  Its subsidiary, CFIA, provides advisory and asset management services to investors in alternative assets such as hedge funds, private equity, and structured products.  The Company will represent a part of CFIA’s entrance into fund of funds management, and will contribute to Cantor’s overall effort to grow its asset manangement operations.

This Amendment is also being filed to report a further extension of the Repurchase Deadline from November 18, 2011 to November 30, 2011.  As such, Members of the Company wishing to tender their Shares pursuant to the Offer will have until 11:59 pm, New York time, on November 30, 2011 to deliver a completed and executed Notice of Intent to Tender (filed as Exhibit C to the Statement) to US Bancorp Fund Services, LLC, as per the instructions set out on the first page of the Notice of Intent to Tender.  Members who have submitted a Notice of Intent to Tender will also have until November 30, 2011 to rescind their tenders and maintain the full amount of their investment in the Company.  All other terms and conditions of the Offer shall remain unchanged.  In particular and for the avoidance of doubt, the applicable Valuation Date with respect to Shares tendered pursuant to the Offer will remain December 30, 2011.

A letter notifying Members of the extension of the Repurchase Deadline, the Board of Directors’ approval of the Interim Agreement and the circumstances surrounding such extension and approval is included herewith as Exhibit A.  The changes described in this Amendment and Exhibit A hereto are hereby incorporated by reference into, and supersede any disclosure to the contrary in, the Statement and all Exhibits thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                   CADOGAN OPPORTUNISTIC ALTERNATIVES
                   FUND, LLC

By:	/s/ Matthew Jenal

Name:	Matthew Jenal

Title:	Director and Treasurer

November 15, 2011

EXHIBIT INDEX

A.  Letter Notifying Members of Board Approval of Interim Agreement and Extension of Repurchase Deadline

EXHIBIT A

LETTER NOTIFYING MEMBERS
OF BOARD APPROVAL OF INTERIM AGREEMENT
AND EXTENSION OF REPURCHASE DEADLINE

November 15, 2011

Dear Member of Cadogan Opportunistic Alternatives Fund, LLC (the “Company”):

As you have been informed in prior communications, senior management at Cadogan Management, LLC (the “Adviser”) has recently been active in exploring various forms of strategic alliance to keep its core team together so that it may continue to provide members with the research and portfolio management expertise they’ve come to expect.  We now are pleased to report that Cantor Fitzgerald Investment Advisors, L.P. (“CFIA”) has expressed willingness to take over ongoing management of the Company and has engaged a team of Cadogan employees to commence employment with CFIA or an affiliate thereof.  These employees currently are part of the team responsible for the research, portfolio management, marketing and other essential activities of the Company.

In connection with these developments, on November 9, 2011, the Board of Directors of the Company approved an interim investment advisory agreement (the “Interim Agreement”) with CFIA.  The Interim Agreement is to take effect on December 2, 2011, at which time the Company’s current investment advisory agreement with Cadogan Management, LLC will terminate.

Cantor Fitzgerald, L.P. (“Cantor”) is a prominent capital markets investment bank, recognized for its strengths in the equity and fixed income capital markets, its global distribution model, and for its expanding presence as an independent middle market investment bank serving the marketplace with investment and merchant banking services, prime brokerage, and commercial real estate financing.  Its subsidiary, CFIA, provides advisory and asset management services to investors in alternative assets such as hedge funds, private equity, and structured products.  The Company will represent a part of CFIA’s entrance into fund of funds management, and will contribute to Cantor’s overall effort to grow its asset manangement operations.

We are sensitive to the approaching deadline for tendering shares of the Company pursuant to the Company’s most recent quarterly tender offer dated September 26, 2011 (the “September Tender Offer”), as amended by that certain prior amendment to the September Tender Offer dated October 21, 2011, and we want to allow all of our members sufficient time to appropriately evaluate their investment with us in light of recent developments.  As such, the Board of Directors of the Company has approved an extension of the deadline for tendering shares pursuant to the September Tender Offer from November 18, 2011 to November 30, 2011.  Members of the Company wishing to tender their shares will now have until 11:59 pm, New York time, on November 30, 2011 to deliver a completed and executed Notice of Intent to Tender (as included with the materials originally distributed in connection with the September Tender Offer) to US Bancorp Fund Services, LLC, as per the instructions set out on the first page of the Notice of Intent to Tender.  Note that members who have submitted a Notice of Intent to Tender will also have until November 30, 2011 to rescind their tenders and maintain the full amount of their investment in the Company.  The Company does not expect this extension to have any impact on its ability to process the repurchase of shares pursuant to the September Tender Offer.

All other terms and conditions of the September Tender Offer shall remain unchanged.  In particular and for the avoidance of doubt, the applicable valuation date for tendered shares will remain December 30, 2011.  The changes described in this letter are hereby incorporated by reference into the September Tender Offer materials.

We greatly appreciate the patience you have shown during this time as well as the confidence you have placed in us over the years.

We expect to distribute in December a proxy statement that will provide further detail on Cantor, CFIA and the transition of the Company’s investment advisory arrangements.  This proxy statement will also ask for your vote in approving a more permanent investment advisory contract between the Company and CFIA.

If you have any questions regarding the September Tender Offer, please refer to the Offer to Purchase document that was included with the distributed materials for the September Tender Offer, or call Jay Tophooven at U.S. Bancorp Fund Services, LLC at (414) 287-3744.

Sincerely,

Cadogan Opportunistic Alternatives Fund, LLC